Exhibit 99.1

Amendment to the Scheme Implementation Deed for US Redomiciliation

Amendment to the Scheme Implementation Deed

Nova Minerals Limited (Nova or the Company) (ASX: NVA, NASDAQ: NVA, FSE: QM3) refers to its announcement dated 3 March 2026 regarding its entry into a Scheme Implementation Deed (SID) with Nova Minerals Corp (US Holdco) for the purpose of effecting the Company’s proposed redomiciliation to the United States.

On 31 March 2026, the Company executed a deed of amendment to the SID (Amendment Deed) which restates the consideration being offered for Nova’s Nasdaq listed warrants (Nova Listed Warrants). Originally, the SID provided that the holders of Nova Listed Warrants would receive US Holdco warrants to be listed on the NYSE (US Holdco Warrants) based on a ratio of 1 US Holdco Warrant for every 1 Nova Listed Warrant. Following discussions with the listing officers of the NYSE, Nova and US Holdco have agreed to increase the ratio to 3 US Holdco Warrants for every 1 Nova Listed Warrant held on the scheme record date. The ratio for the warrants exchange has been increased to satisfy the listing requirements of the NYSE regarding the listing of the US Holdco Warrants.

Security holders are not required to take any actions at this time.

The Amendment Deed is enclosed.

This announcement has been authorised for release by the Board of Nova Minerals Limited.

Contacts

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Sodali & Co Investor Relations & Media E: annalise.batchelor@sodali.com M: +61 432 312 807	Cameron Gilenko Sodali & Co Investor Relations & Media E: cameron.gilenko@sodali.com M: +61 466 984 953

Main Operations	Corporate	www.novaminerals.com.au
Whiskey Bravo Airstrip	Suite 5, 242 Hawthorn Road,	info@novaminerals.com.au
Matanuska-Susitna Borough, Alaska, USA	Caulfield, VICTORIA 3161, Australia	ACN 006 690 348
1150 S Colony Way Suite 3-440, Palmer, AK 99645	Phone +61 3 9537 1238	NASDAQ: NVA | ASX: NVA

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralised trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Nova Minerals Limited | ASX Announcement	2